UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2018

Commission File Number: 1-07952

KYOCERA CORPORATION

(Translation of registrant’s name into English)

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION
(Registrant)

/s/ SHOICHI AOKI
(Signature)
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Management Control Group

Date: June 14, 2018

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	English Translation of Status Report of Repurchase of Own Shares filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Financial Instruments and Exchange Law of Japan

Status Report of Repurchase of Own Shares in May 2018

Type of Share Repurchased: Common Stock

1.	Status of Repurchase of Own Shares

(1)	Repurchase of own shares approved by the general meeting of shareholders

Not Applicable

(2)	Repurchase of own shares resolved by the Board of Directors

As of May 31, 2018

Category	Number of shares		Amount in yen
Maximum number/amount of own shares for repurchase resolved by the Board of Directors (Period for repurchase: From April 27, 2018 to September 20, 2018)	7,200,000		40,000,000,000

	May 1	475,500	3,227,876,000
	May 2	500,900	3,389,577,700
	May 7	427,800	2,848,663,500
	May 8	379,000	2,542,335,800
	May 9	390,000	2,603,434,100
	May 10	192,100	1,296,424,600
	May 11	251,800	1,710,605,200
	May 14	189,900	1,283,106,900
	May 15	197,200	1,332,832,300
Number/amount of own shares repurchased in May 2018	May 16	340,400	2,269,998,500
	May 17	186,100	1,254,364,100
	May 18	271,400	1,830,276,500
	May 21	117,700	794,429,500
	May 22	113,600	767,603,600
	May 23	284,200	1,913,488,100
	May 24	290,000	1,922,726,800
	May 25	286,300	1,903,966,500
	May 28	132,100	879,129,000
	May 29	205,100	1,361,109,800
	May 30	298,500	1,958,104,100

Total number/amount of own shares repurchased in May 2018	—	5,529,600	37,090,052,600

Accumulated number/amount of own shares repurchased from April 27, 2018 to May 31, 2018	5,951,000		39,999,761,100

Percentage of accumulated number/amount of own shares repurchased to the maximum (%)	82.7		100.0

Note: The period for repurchase and the own shares repurchased in the table above are described based on the contract date.

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2.	Status of Reissuance of Own Shares

Not Applicable

3.	Status of Holding of Treasury Stocks

Total number of shares issued as of May 31, 2018	377,618,580 shares
Total number of treasury stocks as of May 31, 2018	15,862,267 shares

Note: The number of treasury stocks contains the own shares acquired by purchase requests for less than a unit of shares.

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